UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                Form 40-F  ☐

JinkoSolar Announces Closing of Disposal of 75.1% Equity Interest in Its U.S. Subsidiary

JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) announced that JinkoSolar (U.S.) Holding Inc. (“JinkoSolar U.S. Holding”), a subsidiary of the Company, has closed the previously announced disposal of its 75.1% equity interest in Jinko Solar (U.S.) Industries Inc. (“Jinko Industries”)(the “Disposal”) on May 31, 2026. Following the closing of the Disposal, JinkoSolar U.S. Holding and FH JKV Holdings Limited owns 24.9% and 75.1% equity interest in Jinko Industries, respectively, and Jinko Industries has ceased to be a consolidated subsidiary of the Company.

Pursuant to the relevant transaction documents, upon the closing, JinkoSolar U.S. Holding has received the first tranche of consideration (i.e., approximately US$97.7 million), representing 51% of the total consideration of the Disposal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: June 1, 2026